CORPORACION AMERICA AIRPORTS ANNOUNCES 3Q19 RESULTS

Passenger traffic up 1.4% with growth of 7.8% YoY in Argentina, 16.6% in Armenia and 5.5% in Peru, despite declines in Brazil, Ecuador, Italy and Uruguay

Luxembourg, November 22, 2019— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and nine- month periods ended September 30, 2019. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 19.

Third Quarter 2019 Highlights

▪	Consolidated revenues of $417.1 million, up 19.9% YoY. Excluding the impact of IFRS rule IAS 29, revenues increased 12.6% to $438.0, mainly due to higher construction service revenue in Argentina reflecting higher capex in the period.
▪	Performance of key operating metrics:

▪	Passenger traffic up 1.4% YoY to 22.5 million
▪	Cargo volume increased 4.1% to 98.6 thousand tons
▪	Aircraft movements declined 2.3% to 225.7 thousand

▪	Operating Income declined 29.0% YoY, to $61.8 from $87.0, mainly impacted by a bad debt provision of $23.1 in Argentina and the impact of IAS 29. The operating margin contracted to 14.8% from 25.0% in 3Q18
▪	Adjusted EBITDA was $99.9 million, down 18.5% YoY, with Adjusted EBITDA margin Ex-IFRIC12 contracting 812 bps to 32.3%. Excluding, the bad debt provision recorded in Argentina, Adjusted EBITDA would have been $125.2 million

▪	Ex-IAS 29, Adjusted EBITDA declined 25.5% YoY, to $102.1 million, and Adjusted EBITDA margin Ex-IFRIC12 contracted 898 bps to 31.7%. Excluding, the bad debt provision recorded in Argentina, the Adjusted EBITDA margin Ex-IFRIC12 would have been 38.9%

CEO Message

Commenting on third quarter 2019 results, Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We continue to navigate unfavorable market conditions, particularly in Argentina, our largest market, and to a lesser extent in Brazil, which impacted our performance in this quarter. Over 22 million passengers travelled through our 52 airports in 3Q19, up over 1% year-on-year, reflecting 4% and 3% growth in domestic and international traffic, respectively, partially offset by a double-digit decline in transit passengers. Traffic at our Brazilian airports continued to be impacted by the cessation of operations of Avianca Brasil.

In Argentina, we continue to experience a mix shift towards more affordable domestic traffic and weaker commercial revenues. Profitability in this market was also impacted by a $23.1 million bad debt provision recorded this quarter related to past due commercial revenues and aircraft fees accumulated for over a year from a local airline.

Despite these challenges, and excluding this bad debt charge, comparable Adjusted EBITDA margin Ex-IFRIC12 was at 39%.

Looking ahead, while we face complex macroeconomic dynamics and low visibility in Argentina, we continue advancing on our investment program to capture additional growth when the economy picks up. In Brazil, we remain focused on adding new domestic and international routes to gradually restore Avianca Brasil’s former capacity at Brasilia Airport. In Italy, we expect to deliver positive traffic growth this year and have begun works at Pisa Airport as we continue to monitor the evolution of Alitalia and the development of Brexit.

In sum, while in the near term we continue to face several headwinds, principally in Argentina and Brazil, we have a successful track record of operating in Argentina for over two decades in different macro cycles. Our resilient business model with over 80% of revenues generated in US dollars is further supported by a solid balance sheet. This provides flexibility as we move ahead in the execution of our investment projects to further expand and modernize our airport network to meet growing demand when the macro environment improves.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)	22.5	22.2	1.4%		22.5	22.2	1.4%
Revenue	417.1	348.0	19.9%	-20.9	438.0	388.9	12.6%
Aeronautical Revenues	184.8	177.1	4.4%	-7.5	192.4	196.0	-1.9%
Non-Aeronautical Revenues	232.3	170.9	35.9%	-13.4	245.7	192.8	27.4%
Revenue excluding construction service	308.8	302.4	2.1%	-11.9	320.8	335.3	-4.3%
Operating Income	61.8	87.0	-29.0%	-14.8	76.6	109.7	-30.2%
Operating Margin	14.8%	25.0%	-1020	-	17.5%	28.2%	-1073
Net (Loss) / Income Attributable to Owners of the Parent	-24.6	-15.2	61.9%	0.6	-25.2	-26.9	-6.3%
EPS (US$)	-0.15	-0.09	61.9%	0.00	-0.16	-0.17	-6.3%
Adjusted EBITDA	99.9	122.5	-18.5%	-2.2	102.1	137.0	-25.5%
Adjusted EBITDA Margin	23.9%	35.2%	-1,126	-	23.3%	35.2%	-1,191
Adjusted EBITDA Margin excluding Construction Service	32.3%	40.4%	-812	-	31.7%	40.7%	-898
Net Debt to LTM EBITDA	2.14	2.09	514	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Preliminary data on 750 flights in August and 873 flights in September at Brasilia Airport, due to delays in the submission of information by third parties

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)	32.2	29.6	8.9%	-	32.2	29.6	8.9%
Revenue	1,129.2	947.2	19.2%	-78.6	1,207.8	1,175.5	2.7%
Aeronautical Revenues	530.0	485.3	9.2%	-33.0	563.0	586.5	-4.0%
Non-Aeronautical Revenues	599.2	461.9	29.7%	-45.6	644.8	589.0	9.5%
Revenue excluding construction service	880.3	829.0	6.2%	-52.2	932.4	1,002.6	-7.0%
Operating Income	202.8	217.9	-6.9%	-55.8	258.5	313.4	-17.5%
Operating Margin	18.0%	23.0%	-505	0.0%	21.4%	26.7%	-529
Net (Loss) / Income Attributable to Owners of the Parent	42.8	-26.7	-260.4%	-9.9	52.7	-23.1	-328.1%
EPS (US$)	0.27	-0.17	-258.1%	-0.06	0.33	-0.15	-320.5%
Adjusted EBITDA	317.1	317.3	-0.1%	-20.1	337.1	394.8	-14.6%
Adjusted EBITDA Margin	28.1%	33.5%	-542	-	27.9%	33.6%	-568
Adjusted EBITDA Margin excluding Construction Service	35.8%	38.1%	-227	-	36.0%	39.2%	-322
Net Debt to LTM EBITDA	2.14	2.09	513.79	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

2)	Preliminary data on 750 flights in August and 873 flights in September at Brasilia Airport, due to delays in the submission of information by third parties

Operating Performance

Passenger Traffic

Total passenger traffic increased 1.4% YoY to 22.5 million, principally driven by YoY increases of 7.8% in Argentina and 16.6% in Armenia, which contributed an additional 0.8 and 0.2 million passengers, respectively, and was partially offset by traffic declines in Brazil, Ecuador, Italy and Uruguay.

Traffic dynamics in Argentina remained impacted by the challenging macro environment and the 58.2% quarterly average currency depreciation, resulting in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Domestic traffic growth slowed to 10.3% from 22.1% in the previous quarter, while international traffic increased 0.9%, a slight recovery from the previous downward trend. During the quarter, Air Europa started a new flight connecting Iguazú Airport with Madrid, Spain, via Asunción, Paraguay. Moreover, Norwegian Air Argentina started new domestic routes to Ushuaia and Jujuy operated from Aeroparque Airport, further enhancing connectivity in the country. Furthermore, low-cost carrier Flybondi added a new international route to Rio de Janeiro, Brazil, with three weekly flights, which started operations in October.

Traffic in Italy declined 1.2% YoY, mainly due to a drop of 3.0% at Pisa Airport, reflecting the reduction of operations by Pobeda, which suspended the route to Saint Petersburg and decreased frequencies to Moscow, together with a reduction of flights by Ryanair and British Airways early in the quarter. This was partially offset by an increase of 3.0% at Florence Airport, reflecting additional flights to Paris, France, by Air France, additional routes by Vueling to four new destinations, and, to a lesser extent, additional flights to Madrid, Spain, by Iberia. During the quarter, Ryanair opened new routes to Brussels, Belgium, and Prague, Czech Republic at Pisa Airport, while low cost carrier Vueling inaugurated new international routes at Florence airport, with five weekly flights to Munich, Germany, four weekly flights to Prague, Czech Republic, two weekly flights to Bilbao, Spain, and a daily flight to Vienna, Austria.

In Brazil, estimated figures are disclosed given delays in the submission of information for 1,623 flights out of a total of 40,914 flights, due to information systems transition by third parties. Passenger traffic declined 11.8% YoY, mainly impacted by the cessation of operations by Avianca Brasil. Domestic and transit traffic declined 8.4% and 19.2% respectively, offset by a 22.1% increase in international traffic, according to the new traffic count methodology applied by ANAC since June 2018. Based on the prior methodology, international traffic would have increased 40.5% YoY at Brasilia airport. In addition, during September Gol started additional domestic routes from Brasilia airport to São José do Rio Preto, Araguaína and Barreiras, in partnership with Passaredo, in line with its strategy to expand operations at Brasilia Airport. Importantly, LATAM Airlines started executing its international network expansion at Brasilia Airport, with the opening of the route to Santiago de Chile, Chile, during October 2019, and the route to Lima, Perú during November, while the route to Asunción, Paraguay is expected to start in December.

Passenger traffic in Uruguay declined 2.8% YoY, mainly reflecting the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia. However, Avianca has indicated that it will restore this route next December, with four weekly flights. Traffic also reflects lower passenger traffic from Argentina due to weak macro conditions, which was partially offset by the addition of two more frequencies to Madrid, Spain, by Iberia, during July 2019.

In Armenia, passenger traffic increased 16.6% YoY mainly due to the addition of several new routes and frequencies during 2018 and 2019, and the good performance of Azimuth Airlines’ flights to Russian destinations, together with Ural Airlines’ and Nordwind Airlines’ additional flights to Moscow, Russia. In Ecuador, traffic declined 4.0% reflecting the closure of the airport during September weekends, due to the renovation of the runway and taxiways, which offset incremental passenger traffic from the new flights by Jet Blue and Aeroméxico started earlier this year. Of note, Aeroméxico discontinued this route starting October 2019. In addition, Plus Ultra opened a new route to Madrid, Spain, during July 2019 and low-cost carrier Wingo Airlines started a new flight to Bogotá, Colombia, during August. Moreover, during October Interjet started daily routes to Ciudad de México and to Cancún, Mexico, while Iberia announced a new route to Madrid, Spain, starting in December. In Peru, passenger traffic increased 5.5% YoY.

Domestic passenger traffic, which accounted for 56.6% of total traffic, increased 3.5% YoY principally driven by growth of 10.3%, or 0.7 million passengers in Argentina, which more than offset the 8.4% decline in Brazil. International passenger traffic, which represented 34.2% of total traffic, posted growth of 2.6% in the period, as increases of 16.6% in Armenia, 0.9% in Argentina and 22.1% in Brazil more than offset declines of 0.6% in Italy and 2.9% in Uruguay.

Cargo Volume

Cargo volume increased 4.1% YoY in 3Q19 mainly as a result of higher cargo volume in Brazil and Argentina, which more than offset lower cargo in Ecuador.

Aircraft Movements

Total aircraft movements declined 2.3% YoY, reflecting declines of 13.2% in Brazil, 4.0% in Ecuador and 11.6% in Uruguay, partially offset by growth of 27.9% in Armenia and 0.6% in Argentina.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 23 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q19	3Q18	% Var.
Domestic Passengers (in millions)	12.7	12.3	3.5%
International Passengers (in millions)	7.7	7.5	2.6%
Transit Passengers (in millions)	2.1	2.4	-13.1%
Total Passengers (in millions)	22.5	22.2	1.4%
Cargo Volume (in thousands of tons)	98.6	94.8	4.1%
Total Aircraft Movements (in thousands)	225.7	231.1	-2.3%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	3Q19	3Q18	% Var.	3Q19	3Q18	% Var.	3Q19	3Q18	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina	11.4	10.5	7.8%	53.5	52.4	2.1%	116.1	115.4	0.6%
Italy	2.7	2.7	-1.2%	3.1	2.7	13.8%	24.9	24.7	0.7%
Brazil(3)	4.7	5.3	-11.8%	21.0	17.4	20.9%	40.9	47.1	-13.2%
Uruguay	0.5	0.5	-2.8%	6.0	6.2	-1.8%	6.3	7.1	-11.6%
Ecuador (1)	1.2	1.2	-4.0%	8.2	9.8	-15.9%	20.0	20.8	-3.7%
Armenia	1.1	0.9	16.6%	5.4	5.2	4.8%	9.0	7.1	27.9%
Peru (2)	1.0	1.0	5.5%	1.4	1.2	13.2%	8.4	8.8	-4.9%
TOTAL	22.5	22.2	1.4%	98.6	94.8	4.1%	225.7	231.1	-2.3%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.
3)	Preliminary data on 750 flights in August and 873 flights in September at Brasilia Airport, due to delays in the submission of information by third parties

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 19.

Revenues

Consolidated Revenues increased 19.9% YoY, or $69.1 million, to $417.1 million in 3Q19, while consolidated revenues excluding the impact of IAS 29 would have increased 12.6%, or $49.2 million, to $438.0 million. Excluding IAS29, in Argentina, revenues increased 18.9% mainly reflecting higher construction service revenues as a result of significant capex in the period, which more than offset lower aeronautical and commercial revenues. In Ecuador, revenues increased 31.6% YoY, or $7.5 million, mainly due to higher construction service revenues. Growth of 11.5%, or $4.3 million, in Armenia resulted from higher fuel demand and prices, together with higher passenger traffic. By contrast, in Italy, revenues declined 8.7%, or $4.1 million, reflecting lower construction service revenues coupled with the impact of the depreciation of the euro against the US dollar. In Brazil, revenues declined 4.3%, or $1.3 million, due to lower passenger traffic and aircraft movements, coupled with a decline in commercial revenues mainly reflecting lower advertising, F&B and parking revenues.

Revenues in Argentina increased 18.9% YoY, or $42.2 million excluding IAS29 mainly reflecting a $57.4 million increase in construction service revenue reflecting higher capex in the period. This was partially offset by: i) a 16.6% decline in commercial revenues, mainly due to lower cargo revenues from the drop in higher-margin imports together with lower Duty Free revenues from the decline in international traffic and overall lower demand, and ii) a 2.8% decline in aeronautical revenues due to a continued mix-shift from international to domestic traffic which is linked to the local currency depreciation. Revenues were also negatively impacted by the FX translation effect on local currency revenues resulting from the 58.2% Argentine peso average depreciation in the period, which more than offset higher overall passenger traffic.

Revenues in Italy declined 8.7% YoY reflecting lower construction service revenues in the period. Excluding IFRIC 12, revenues in Italy declined 2.5% to $41.2 million, primarily reflecting the 4.5% average depreciation of the Euro against the US dollar in the period. In local currency, however, revenues excluding IFRIC 12 increased 1.9%, mainly due to the positive results from commercial initiatives, and increases in passenger fees which offset the decline in passenger traffic.

In Brazil, revenues declined 4.3%, or $1.3 million, due to the 11.8% decline in passenger traffic reflecting the cessation of operations of Avianca Brasil, coupled with lower advertising, F&B and parking revenues, partially offset by the increase of international traffic and higher revenues from VIP lounges.

Revenues in Uruguay increased 1.9%, or $0.5 million, to $28.0, mainly due to a $1.5 million increase in construction service revenue reflecting higher capex in the period, which more than offset declines of 3.7% and 3.8% in aeronautical and commercial revenues, respectively. These declines were driven by lower passenger traffic in the period, combined with lower revenues from Duty Free shops due to lower passenger traffic and demand, and lower Parking revenues, reflecting currency depreciation.

In Armenia, revenues increased 11.5% YoY mainly driven by higher fuel demand and prices, together with higher aeronautical revenues in the period due to increase in passenger traffic, partially offset by the FX currency translation impact from the 4.5% average depreciation of the euro against the US dollar. Revenues in Ecuador increased 31.6% YoY as a result of higher construction service revenues, and, to a lesser extent, higher international traffic in the period coupled with the increase in aeronautical fees starting January 1, 2019.

Excluding construction services, consolidated revenues would have increased 2.1% YoY to $308.8 million on an ‘As Reported’ basis, but declined 4.3% to $320.8 million when also excluding the impact of IAS 29.

Revenues by Segment (in US$ million)

Country	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Argentina	244.7	182.6	34.0%	-20.9	265.7	223.5	18.9%
Italy	42.6	46.7	-8.7%	-	42.6	46.7	-8.7%
Brazil	28.4	29.7	-4.3%	-	28.4	29.7	-4.3%
Uruguay	28.0	27.4	1.9%	-	28.0	27.4	1.9%
Armenia	41.9	37.6	11.5%	-	41.9	37.6	11.5%
Ecuador (1)	31.3	23.7	31.6%	-	31.3	23.7	31.6%
Unallocated	0.2	0.2	-17.7%	-	0.2	0.2	-17.7%
Total consolidated revenue (2)	417.1	348.0	19.9%	-20.9	438.0	388.9	12.6%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 4.0% YoY in Argentina, 11.0% in Armenia and 1.1% in Ecuador, but declined 2.5% in Italy and 3.7% in Uruguay.

Revenue Breakdown (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	184.8	177.1	4.4%	-7.5	192.4	196.0	-1.9%
Non-aeronautical Revenue	232.3	170.9	35.9%	-13.4	245.7	192.8	27.4%
Commercial revenue	123.3	124.7	-1.1%	-4.4	127.7	138.6	-7.9%
Construction service revenue (1)	108.2	45.6	137.4%	-9.0	117.3	53.6	118.7%
Other revenue	0.7	0.6	25.3%	0.0	0.7	0.6	25.3%
Total Consolidated Revenue	417.1	348.0	19.9%	-20.9	438.0	388.9	12.6%
Total Revenue excluding Construction Service revenue (2)	308.8	302.4	2.1%	-11.9	320.8	335.3	-4.3%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 44.3% of total revenues and increased 4.4% YoY to $184.8 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 1.9% YoY, or $3.7 million, mainly reflecting declines of:

•	3.4%, or $2.8 million, in Argentina as a result of the currency translation effect on domestic traffic from the 58.2% average currency depreciation in the period and the mix-shift from international to domestic traffic.

•	4.2%, or $1.3 million, in Italy, impacted by the 4.5% quarterly average depreciation of the Euro against the US dollar. In local currency, however, aeronautical revenue remained flat reflecting the increase in passenger fees which offset the 1.2% decline in passenger traffic in the period and lower handling revenues.

•	5.2%, or $0.8 million in Brazil, reflecting the decline in passenger traffic, partially offset by a 40% increase in higher-margin international traffic.

By contrast, aeronautical revenues in Armenia increased 9.0% YoY, or $1.4 million, primarily driven by growth in international passenger traffic at Zvartnots Airport, which more than offset the depreciation of the Euro against the US dollar.

Non-Aeronautical revenues accounted for 55.7% of total revenues, and increased 35.9% YoY, or $61.4 million, to $232.3 million. Had IAS 29 not been applied, Non-aeronautical revenues would have increased 27.4% YoY, or $52.8 million, mainly driven by:

▪	A $63.6 million, increase in Construction Service revenue, to $117.3 mainly reflecting investments of $103.7 million in Argentina, and investments in Ecuador and Armenia of $7.2 million and $2.7 million, respectively.

▪	A 7.9%, or $11.0 million, decline in Commercial Revenues, to $127.7 million, mainly reflecting a decline of 16.6%, or $12.4 million, in Argentina as a result of lower cargo imports due to macro conditions, lower passenger demand, particularly in duty free, and the FX translation effect on domestic revenues from the Argentine peso depreciation. In addition, Brazil reported a 3.5%, or $0.5 million, decline in Commercial Revenues impacted by lower advertising, F&B and parking revenues, which more than offset higher VIP lounges revenues. By contrast, Commercial Revenues in Armenia increased 12.6%, or $2.4 million, mainly from higher fuel demand and prices, and increased overall commercial demand due to higher passenger traffic. In Italy, revenues remained flat due to the currency depreciation, although posted a 4.8% increase in local currency.

Excluding Construction Service revenue, non-aeronautical revenues would have declined 1.0% YoY to $124.0 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 7.8% YoY to $128.4 million.

Operating Costs and Expenses

During 3Q19, Operating Costs and Expenses increased 35.4% YoY, or $93.8 million, to $359.1 million. Had IAS 29 not been applied, Consolidated Operating Costs and Expenses would have increased 28.5% YoY, or $81.1 million, to $365.5 million, mainly reflecting higher construction service costs from capital investments in Argentina, Ecuador and Uruguay, coupled with a $23.1 million bad debt charge in Argentina, and, to a lesser extent, higher fuel costs in Armenia, which more than offset the decline in concession fees in both Argentina and Brazil.

Cost of Services rose 32.9% YoY, or $75.0 million, to $302.8 million. Excluding the IAS 29 impact in Argentina, Cost of services would have increased 25.8% YoY, or $62.6 million, reflecting the following increases:

▪	A $63.8 million, increase in construction service costs, primarily due to an increase in Argentina of 122.6%, or $57.3 million, and, to a lower degree, increases of $7.3 million and $1.5 million in Ecuador and Uruguay, respectively, reflecting higher capex in the period, partially offset by a $2.8 million decline in Italy.

▪	An 11.5%, or $1.4 million, increase in cost of fuel sold, reflecting higher fuel demand and prices in Armenia.

This more than offset a decline of 6.7%, or $3.1 million, in concession fees, mainly the result of a 8.1%, or $2.1 million, drop in Argentina related to the decline in revenues, and a decline of 16.9%, or $1.1 million, in concession fees in Brazil reflecting the impact of the change in the passenger curve by which the concession fee is calculated.

Excluding Construction Service cost, Cost of Services would have declined 6.7% YoY, or $12.2 million, to $194.8. When also excluding the impact of IAS29, Cost of services would have declined 0.6%, or $1.2 million.

Selling, General and Administrative Expenses (“SG&A”) increased 51.5% YoY, or $18.9 million, to $55.6 million in 3Q19 on an ‘As reported’ basis, and 46.4%, or $18.8 million, when excluding the impact of IAS 29, primarily reflecting a $23.1 million bad debt charge recorded in Argentina, in relation with over-an-year accumulated past due commercial revenues and aircraft fees from a local airline. This more than offset a $1.8 million decline in taxes, mainly resulting from lower sales taxes due to the decline in revenues in Argentina.

Excluding Construction Service cost, Operating Costs and Expenses would have increased 14.1%, or $31.0 million, to $251.2 million. Had IAS 29 not been applied, comparable Operating Costs and Expenses Ex-IFRIC12 would have increased 7.5%, or $17.4 million YoY, to $248.5 million.

Costs and Expenses (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Cost of Services	302.8	227.8	32.9%	-2.6	305.4	242.8	25.8%
Salaries and social security contributions	45.8	43.1	6.5%	-1.7	47.5	47.2	0.8%
Concession fees	41.4	41.5	-0.2%	-1.8	43.3	46.4	-6.7%
Construction service cost	108.0	45.2	139.0%	-9.0	117.0	53.2	119.9%
Maintenance expenses	29.8	27.5	8.6%	-2.3	32.2	32.0	0.4%
Amortization and depreciation	36.1	32.7	10.2%	12.4	23.7	24.5	-3.6%
Other	41.6	37.8	9.9%	-0.2	41.8	39.5	5.8%
Cost of Services Excluding Construction Service cost	194.8	182.6	6.7%	6.4	188.4	189.6	-0.6%
Selling, general and administrative expenses	55.6	36.7	51.5%	-3.7	59.4	40.6	46.4%
Other expenses	0.8	0.8	-8.2%	0.0	0.7	1.0	-26.2%
Total Costs and Expenses	359.1	265.3	35.4%	-6.3	365.5	284.3	28.5%
Total Costs and Expenses Excluding Construction Service cost	251.2	220.1	14.1%	2.7	248.5	231.1	7.5%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA in 3Q19 declined 18.5% YoY to $99.9 million, with Adjusted EBITDA margin contracting 1,126 bps to 23.9% from 35.2% in 3Q18. Excluding Construction service margin, Adjusted EBITDA margin contracted 812 bps to 32.3%, from 40.4% in 3Q18.

Excluding the impact of IAS 29 in 3Q19, Adjusted EBITDA would have declined 25.5% YoY, or $34.9 million, to $102.1 million, mainly reflecting a 42.0%, or $33.2 million decline in Argentina, partially offset by a $2.0 million increase in Armenia. Adjusted EBITDA margin contracted 1,191 bps YoY to 23.3%. Excluding both the impact from IAS 29 and construction service margin, Adjusted EBITDA margin would have contracted 898 bps to 31.7%, from 40.7% in 3Q18.

Excluding IAS29 and the $23.1 million bad debt charge recorded in Argentina, Adjusted EBITDA would have been $125.2 million, and Adjusted EBITDA margin ex-IFRIC would have contracted 176 bps to 38.9%.

Adjusted EBITDA by Segment (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Argentina	43.6	64.6	-32.5%	-2.2	45.8	79.0	-42.0%
Italy	15.1	15.8	-4.5%	-	15.1	15.8	-4.5%
Brazil	4.4	6.3	-29.2%	-	4.4	6.3	-29.2%
Uruguay	13.5	13.4	0.6%	-	13.5	13.4	0.6%
Armenia	18.2	16.2	12.4%	-	18.2	16.2	12.4%
Ecuador	6.7	6.4	4.3%	-	6.7	6.4	4.3%
Unallocated	-1.5	-0.7	101.4%	-	-1.5	-0.7	101.4%
Perú	-0.2	0.5	-129.7%	-	-0.2	0.5	-129.7%
Total segment EBITDA	99.9	122.5	-18.5%	-2.2	102.1	137.0	-25.5%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-32.5	-21.6	50.0%	0.6	-33.1	-33.7	-1.9%
Financial Income	-8.1	-15.8	-48.6%	0.6	-8.7	-43.6	-80.1%
Financial Loss	113.2	114.2	-0.9%	-49.2	162.4	197.5	-17.8%
Inflation adjustment	6.3	10.0	-36.6%	6.3	0.1	0.9	-93.0%
Income Tax Expense	-17.4	0.8	-2271.6%	26.9	-44.3	-10.7	313.4%
Amortization and Depreciation	38.3	34.9	9.7%	12.6	25.7	26.6	-3.7%
Adjusted EBITDA	99.9	122.5	-18.5%	-2.2	102.1	137.0	-25.5%
Adjusted EBITDA Margin	23.9%	35.2%	-1,126	-	23.3%	35.2%	-1,191
Adjusted EBITDA excluding Construction Service	99.6	122.1	-18.4%	-2.2	101.8	136.5	-25.4%
Adjusted EBITDA Margin excluding Construction Service	32.3%	40.4%	-812	-	31.7%	40.7%	-898

Financial Income and Loss

CAAP reported a Net financial loss of $111.4 million in 3Q19 compared to a loss of $108.5 million in 3Q18. Had IAS 29 not been applied, Net financial loss would have declined by 0.6%, or $0.9 million, to $153.8million, mainly reflecting lower net foreign exchange expenses/gains in Argentina in connection with its financial debts and assets, due to the depreciation of the peso against the US dollar.

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Financial Income	8.1	15.8	-48.6%	-0.6	8.7	43.6	-80.1%
Interest income	5.0	7.3	-32.3%	-0.6	5.5	8.3	-33.3%
Foreign exchange income	2.7	7.9	-66.3%	0.0	2.7	34.8	-92.3%
Other	0.5	0.5	-6.5%	0.0	0.5	0.5	-6.5%
Financial Loss	-113.2	-114.2	-0.9%	49.2	-162.4	-197.5	-17.8%
Interest Expenses	-23.6	-21.0	12.2%	0.9	-24.5	-21.0	16.8%
Foreign exchange transaction expenses	-73.3	-72.3	1.4%	48.3	-121.6	-155.6	-21.8%
Leases financial cost	-0.1	0.0	-	0.0	-0.1	0.0	-
Changes in liability for concessions	-15.8	-18.7	-15.6%	0.0	-15.8	-18.7	-15.6%
Other expenses	-0.4	-2.2	-82.0%	0.0	-0.4	-2.2	-82.0%
Inflation adjustment	-6.3	-10.0	-36.6%	-6.3	-0.1	-0.9	-93.0%
Inflation adjustment	-6.3	-10.0	-36.6%	-6.3	-0.1	-0.9	-93.0%
Financial Results, Net	-111.4	-108.5	2.7%	42.4	-153.8	-154.8	-0.6%

See “Use of Non-IFRS Financial Measures” on page 20.

Income Tax Expense

During 3Q19, the Company reported a tax gain of $17.4 million, mainly due to a tax credit of $25.0 million in Argentina, reflecting the pre-tax loss recorded in the quarter mainly impacted by financial expenses, partially offset by tax expenses of $3.7 million in Italy, $2.7 million in Armenia, and $2.4 million in Uruguay.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q19, CAAP reported Net Loss for the Period of $32.5 million compared to a loss of $21.6 million in 3Q18. While Operating Income declined $10.8 million YoY, higher net loss reflects higher SG&A due to bad debts recorded in Argentina, as explained above and higher financial expenses of $12.5 million, mainly attributed to the depreciation of the Argentine Peso against the US dollar, partially offset by a $17.8 million in income tax gain.

During 3Q19, the Company reported a Net Loss Attributable to Owners of the Parent of $24.6 million and loss per common share of $0.15, compared with a Net Loss Attributable to Owners of the Parent of $15.2 million in 3Q18 equivalent to loss per common share of $0.09 for the same period last year.

Consolidated Financial Position

As of September 30, 2019, cash and cash equivalents amounted to $257.6 million, a 16.3% increase from $$221.5 million as of June 30, 2019. Total Debt at the close of the quarter increased to $1,210.2, from $1,136.2 million as of June 30, 2019, mainly reflecting the two credit facility agreements entered into by our Argentine subsidiary. An amount of $762.7 million, or 63.0% of total debt is denominated in U.S. dollars, while $281.6, or 23.3%, is denominated in Brazilian reals and $165.9, or 13.7%, is in Euros.

The Net Debt to LTM EBITDA ratio stood at 2.14x as of September 2019, compared with Net Debt to EBITDA of 2.12x as of June 2019.

Consolidated Debt Indicators (in US$ million)

	As of Sept 30, 2019	As of Jun 30, 2019	As of Mar 31, 2019	As of Dec 31, 2018
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.72x	2.63x	2.63x	2.53x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	2.14x	2.12x	2.04x	1.98x
Total Debt	1,210.2	1,136.2	1,137.3	1,126.7
Short-Term Debt	158.6	149.6	121.2	98.9
Long-Term Debt	1,051.6	986.7	1,016.1	1,027.8
Cash & Cash Equivalents	257.6	221.5	255.0	244.9
Total Net Debt[4]	952.6	914.8	882.3	881.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Total Debt by Segment (in US$ million)
	As of Sep 30, 2019	As of Jun 30, 2019
Argentina	504.6	398.6
Italy (1)	124.5	133.2
Brazil (2)	290.6	315.2
Uruguay	208.1	204.6
Armenia	82.4	82.3
Ecuador	-	2.4
Total	1,210.2	1,136.2

1 Of which approximately $64.4 million remain at Toscana Aeroporti level.

2 Of which approximately $271.1 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service	224.3	230.9	491.1	713.8	1,660.2

Cash by Segment (in US$ million)
As of Sep 30, 2019
Argentina	90.7
Italy (1)	29.1
Brazil	14.3
Uruguay	32.5
Armenia	32.4
Ecuador	21.0
Intermediate holding Companies	37.5
Total	257.6

1 Of which approximately $19.5 million remain at Toscana Aeroporti level.

2 Of which approximately $13.2 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q19, CAAP made capital expenditures of $ 111.8 million on an ‘As reported’ basis, or $ 119.9 million when excluding IAS 29, a 102.1% YoY increase from $59.3 million in 3Q18, mainly reflecting higher capex in Argentina. The most significant investments in 3Q19 include:

▪	$104.3 million, invested in Argentina primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque Airport, the construction of new terminal buildings at Iguazú and Jujuy airports, the expansion of the terminal building at Bariloche, Mar del Plata and Esquel airports, as well as various capex programs across other airports of the concession,

▪	$7.4 million invested in Ecuador, primarily due to the refurbishment of the runway, taxiways and related works, stemming from the new capex program resulting from extension of the Guayaquil concession agreement last year,

▪	$2.9 million invested in Italy, primarily on Master plan development in Florence Airport and Pisa expansion works, together with new equipment at Florence and Pisa Airport, and

▪	$2.0 million invested in Uruguay, mainly in relation with the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) project related to the perimeter security system.

Review of Segment Results

Argentina

The Company’s main concession in Argentina, AA2000, accounted for approximately 10.9 million passengers, or 48.6%, of CAAP’s 22.5 million total passengers worldwide served during the quarter. Aeroparque and Ezeiza, the country’s two largest airports, had approximately 3.2 million and 3.0 million passengers in 3Q19, respectively.

Argentina represented 60.7% of the Company’s 3Q19 consolidated revenues and 44.9% of its adjusted EBITDA, excluding the effect of IAS 29.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above.

The following table presents the impact from Hyperinflation accounting on 3Q19 under the column ‘IAS 29’, while the columns “3Q19 ex IAS 29” and “3Q18 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina which accounted for 96.2%, 99.5% and 99.1% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q19.

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	7.8	7.0	10.3%	-	7.8	7.0	10.3%
International Passengers (in millions)	3.2	3.2	0.9%	-	3.2	3.2	0.9%
Transit Passengers (in millions)	0.4	0.3	20.7%	-	0.4	0.3	20.7%
Total Passengers (in millions)	11.4	10.5	7.8%	-	11.4	10.5	7.8%
Cargo Volume (in thousands of tons)	53.5	52.4	2.1%	-	53.5	52.4	2.1%
Total Aircraft Movements (in thousands)	116.1	115.4	0.6%	-	116.1	115.4	0.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	92.0	83.4	10.3%	-7.5	99.5	102.4	-2.8%
Non-aeronautical revenue	152.8	99.2	54.0%	-13.4	166.2	121.1	37.2%
Commercial revenue	57.6	60.4	-4.7%	-4.4	61.9	74.3	-16.6%
Construction service revenue	95.2	38.8	145.3%	-9.0	104.2	46.8	122.6%
	0.0	0.0	-	0.0	0.0	0.0	-
Total Revenue	244.7	182.6	34.0%	-20.9	265.7	223.5	18.9%
Total Revenue Excluding IFRIC12(1)	149.5	143.8	4.0%	-11.9	161.5	176.7	-8.6%
Cost of Services	189.8	121.0	56.9%	-2.6	192.5	136.0	41.5%
Selling, general and administrative expenses	35.5	16.6	114.1%	-3.7	39.2	20.4	92.1%
Other expenses	0.1	0.5	-74.8%	0.0	0.1	0.7	-86.2%
Total Costs and Expenses	225.5	138.1	63.3%	-6.3	231.8	157.1	47.5%
Total Costs and Expenses Excluding IFRIC12(2)	130.3	99.3	31.2%	2.7	127.6	110.3	15.7%
Adjusted Segment EBITDA	43.6	64.6	-32.5%	-2.2	45.8	79.0	-42.0%
Adjusted Segment EBITDA Mg	17.8%	35.4%	-1,757	-	17.2%	35.4%	-1,812
Adjusted EBITDA Margin excluding IFRIC 12(3)	29.1%	44.9%	-1,579	-	28.3%	44.7%	-1,638
Capex	96.2	38.8	147.9%	-8.0	104.3	46.8	122.7%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	21.2	18.4	15.5%	-	21.2	18.4	15.5%
International Passengers (in millions)	9.9	10.3	-3.7%	-	9.9	10.3	-3.7%
Transit Passengers (in millions)	1.1	1.0	16.0%	-	1.1	1.0	16.0%
Total Passengers (in millions)	32.2	29.6	8.9%	-	32.2	29.6	8.9%
Cargo Volume (in thousands of tons)	164.4	169.5	-3.0%	-	164.4	169.5	-3.0%
Total Aircraft Movements (in thousands)	338.1	334.8	1.0%	-	338.1	334.8	1.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	273.2	225.3	21.2%	-33.0	306.2	326.5	-6.2%
Non-aeronautical revenue	391.0	264.9	47.6%	-45.6	436.6	392.0	11.4%
Commercial revenue	167.7	162.7	3.1%	-19.2	186.9	235.2	-20.5%
Construction service revenue	223.2	102.1	118.6%	-26.4	249.7	156.8	59.2%
Total Revenue	664.2	490.2	35.5%	-78.6	742.8	718.5	3.4%
Total Revenue Excluding IFRIC12(1)	440.9	388.1	13.6%	-52.2	493.1	561.6	-12.2%
Cost of Services	495.3	322.2	53.7%	-16.9	512.2	439.6	16.5%
Selling, general and administrative expenses	64.9	43.8	48.1%	-7.2	72.1	63.1	14.2%
Other expenses	0.5	0.8	-38.4%	0.0	0.5	1.1	-53.2%
Total Costs and Expenses	560.7	366.9	52.8%	-24.1	584.8	503.8	16.1%
Total Costs and Expenses Excluding IFRIC12(2)	337.6	264.8	27.5%	2.3	335.3	347.2	-3.4%
Adjusted Segment EBITDA	176.1	173.5	1.5%	-20.1	196.2	251.0	-21.8%
Adjusted Segment EBITDA Mg	26.5%	35.4%	-887	25.5%	26.4%	34.9%	-851
Adjusted EBITDA Margin excluding IFRIC 12(3)	39.9%	44.7%	-476	38.5%	39.8%	44.7%	-489
Capex	223.2	101.7	119.5%	27.3	250.5	157.1	59.4

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina rose 7.8% YoY in 3Q19, with domestic traffic increasing 10.3% and international traffic up 0.9%, a slight recovery from the previous downward trend. Domestic traffic benefitted from the addition of new routes, low cost carriers and higher promotional activity.

During the quarter, Air Europa started a new flight connecting Iguazú Airport with Madrid, Spain, via Asunción, Paraguay. Moreover, Norwegian Air Argentina started new domestic routes to Ushuaia and Jujuy operated from Aeroparque, further enhancing connectivity in the country. Furthermore, low-cost carrier Flybondi added a new international route to Rio de Janeiro, Brazil, with three weekly flights, which started operations in October.

Cargo volume was up 2.1% YoY, showing an improvement when compared to the 3.3% decline in 2Q19, while total aircraft movements remained stable during the period.

Revenues increased 34.0% YoY, or $62.2 million, to $244.7 million in 3Q19. Excluding the impact of IAS 29, revenues would have been $265.7 million, up 18.9%, or $42.2 million YoY, primarily reflecting higher construction revenue in the quarter due to higher capex, partially offset by a decline in commercial and aeronautical revenues, mainly due to a mix-shift from international to domestic traffic, the FX translation effect on local currency revenues from the 58.2% quarterly average Argentine peso depreciation, and lower commercial demand.

•	Aeronautical revenue ex-IAS29 declined 2.8%, or $2.8 million, primarily reflecting the continued mix-shift from international to domestic traffic, together with and the currency translation effect on the share of local currency denominated revenues, offsetting higher international and domestic traffic.

•	Commercial revenues ex-IAS29 fell 16.6%, or $12.4 million, as the difficult macro environment resulted in lower cargo activity and a decline in duty free shop sales, together with the impact of the Argentine peso depreciation on the share of local currency denominated revenues. This more than offset higher Advertising revenues, from new contracts, and higher VIP lounges revenues due to increased activity.

•	Construction Service revenue ex-IAS29 increased $57.4 million to $104.2, mainly reflecting higher capex in the period in line with the capex program announced for 2019.

Excluding construction service revenue and the impact of IAS29, total Argentina revenue in 3Q19 decreased 8.6% YoY, or $15.2 million, to $161.5 million.

Total Costs and Expenses increased 63.3%, or $87.4 million, to $225.5 million. Had IAS 29 not been adopted, Total cost and expenses would have increased 47.5%, or $74.7 million, primarily due to an increase of $57.4 million, in Construction Service costs reflecting significantly higher capex in the quarter, and a bad debt provision charge of $23.1 million.

Cost of services ex-IAS29 increased 41.5% YoY, or $56.5 million, to $192.5 million, primarily due to an increase of $57.4 million in Construction service costs reflecting significantly higher capex in the quarter. Excluding construction service costs, Cost of services would have declined 1% YoY, or $0.9 million, driven mainly by the following:

•	An 8.1%, or $2.1 million, decline in concession fees resulting from lower revenues,

•	A 23.9%, or $1.5 million, decline in services and fees, reflecting easier comps as in 3Q18 certain consultancy fees were incurred,

•	A $1.8 million increase in office expenses, reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A.

SG&A ex-IAS29 increased by 92.1% YoY, or $18.8 million, to $39.2 million in 3Q19, mainly due to the following:

•	A $23.1 million bad debt charge in relation with past due commercial revenues and aircraft fees from a local airline accumulated over more than one year,

•	A 9.2%, or $1.0 million, decline in turnover taxes related to the decline in revenues coupled with lower banking transaction taxes, and

•	A $2.0 million decline in office expenses reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A.

Adjusted Segment EBITDA in Argentina declined 32.5% YoY, or $21.0 million, to $43.6 million in 3Q19, with Adjusted Segment EBITDA margin Ex-IFRIC12 down by 1,579 bps to 29.1%. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined 42.0%, or $33.2 million, with Adjusted EBITDA margin EX-IFRIC12 contracting 1,638 bps to 28.3% in 3Q19 from 44.7% in 3Q18.

During 3Q19 CAAP made capital expenditures of $96.2 on an ‘As reported’ basis, or $104.3 when excluding the impact of IAS29, primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, and the landfill for the construction of a new car parking facility on Costanera Avenue at Aeroparque Airport. Investments also include the construction of new terminal buildings at Iguazú and Jujuy airports, the expansion of the terminal building at Bariloche, Mar del Plata and Esquel airports, as well as various capex programs across other airports of the concession.

Italy

CAAP’s Italian segment represented 9.7% of consolidated 3Q19 revenues and 14.8% of adjusted EBITDA, excluding the effect of IAS 29. Pisa Airport had approximately 1.8 million passengers while Florence Airport served 0.9 million passengers in 3Q19.

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	-3.7%	1.3	1.4	-2.7%
International Passengers (in millions)	2.2	2.2	-0.6%	5.1	5.1	0.5%
Transit Passengers (in millions)	0.0	0.0	63.5%	0.0	0.0	72.3%
Total Passengers (in millions)	2.7	2.7	-1.2%	6.4	6.4	-0.1%
Cargo Volume (in thousands of tons)	3.1	2.7	13.8%	9.6	8.4	14.2%
Total Aircraft Movements (in thousands)	24.9	24.7	0.7%	61.5	60.7	1.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	29.0	30.2	-4.2%	72.5	77.4	-6.3%
Non-aeronautical revenue	13.7	16.5	-17.1%	36.0	43.0	-16.2%
Commercial revenue	11.5	11.5	0.3%	29.0	28.4	2.2%
Construction service revenue	1.4	4.4	-67.9%	5.4	11.1	-51.5%
Other revenue	0.7	0.6	26.4%	1.6	3.5	-53.7%
Total Revenue	42.6	46.7	-8.7%	108.5	120.4	-9.9%
Total Revenue Excluding IFRIC12(1)	41.2	42.3	-2.5%	103.1	109.3	-5.6%
Cost of Services	26.7	30.3	-12.0%	75.8	85.8	-11.8%
Selling, general and administrative expenses	3.9	3.5	14.2%	10.8	10.3	5.3%
Total Costs and Expenses	30.6	33.8	-9.3%	86.6	96.1	-9.9%
Total Costs and Expenses Excluding IFRIC12(2)	29.3	29.7	-1.3%	82.3	86.1	-4.4%
Adjusted Segment EBITDA	15.1	15.8	-4.5%	31.2	33.1	-5.8%
Adjusted Segment EBITDA Mg	35.4%	33.9%	155	28.8%	27.5%	124
Adjusted EBITDA Margin excluding IFRIC 12(3)	36.5%	36.7%	-22	29.2%	29.3%	-13
Capex	2.9	5.0	-42.7%	10.5	13.2	-20.1%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy declined 1.2% YoY, mainly due to a drop of 3.0% at Pisa Airport, reflecting the reduction of operations by Pobeda, which suspended the route to Saint Petersburg and decreased frequencies to Moscow, together with a reduction of flights by Ryanair and British Airways early in the quarter. This was partially offset by an increase of 3.0% at Florence Airport, reflecting additional flights to Paris, France, by Air France, additional routes by Vueling to four new destinations, and, to a lesser extent, additional flights to Madrid, Spain, by Iberia. During the quarter, Ryanair opened new routes to Brussels, Belgium, and Prague, Czech Republic at Pisa Airport, while low cost carrier Vueling inaugurated new international routes at Florence airport, with five weekly flights to Munich, Germany, four weekly flights to Prague, Czech Republic, two weekly flights to Bilbao, Spain, and a daily flight to Vienna, Austria. Cargo volume was up 13.8%, while total aircraft movements increased 0.7% YoY.

Revenues in 3Q19 declined 8.7% YoY, or $4.1 million, to $42.6 million, principally reflecting a decline in construction service revenue, due to lower capex in the quarter. Excluding construction service revenue, revenues declined 2.5% YoY, or $1.1 million, to $41.2 million, impacted by the 4.5% average quarterly depreciation of the euro against the US dollar. In local currency, however, revenues excluding IFRIC12 increased 1.9% YoY.

•	Aeronautical revenue declined 4.2%, or $1.3 million, mainly due to the effect of the depreciation of the Euro against the US dollar during the period. In local currency, aeronautical revenues were flat despite lower traffic volume, primarily reflecting, higher revenues from the increase in the Passenger with Reduced Mobility fee granted in February 2019 and the increase in passenger use fees at Florence Airport in April 2019.

•	Commercial revenue remained flat at $11.5 million in an ‘As reported’ basis, but increased 4.8% when measured in local currency, mainly due to higher revenues from new agreements with car rentals at Florence Airport together with new Advertising agreements and higher VIP revenues, partially offset by decline in Parking, due to lower passenger traffic and lower demand at Pisa Airport.

•	Construction service revenue declined $3.0 million, due to lower capex in the quarter.

Cost of services declined 12.0% YoY, or $3.6 million, due to lower construction service cost and currency depreciation in the quarter. An increase in services and fees from higher professional fees, an advertising campaign and a new passenger assistance contract were offset by lower Maintenance provision and a decline in salaries.

SG&A increased 14.2% YoY, or $0.5 million, as a result of increases in services and fees due to higher utilities tariffs and higher taxes, together with higher spending in passenger assistance due to cancelled flights. SG&A also reflects the recognition of the amortization of leased assets under the new IFRS16 lease accounting standard.

Adjusted Segment EBITDA in Italy declined 4.5%, or $0.7 million. Excluding construction services Adjusted Segment EBITDA margin ex-IFRIC12 contracting 22 basis points to 36.5% from 36.7% in 3Q18. Measured in local currency, Adjusted Segment EBITDA remained flat YoY.

During 3Q19 CAAP made capital expenditures for $2.9 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with new equipment at both airports.

Brazil

Brazil represented 6.5% of the Company’s consolidated 3Q19 revenues and 4.3% of its adjusted EBITDA, excluding IAS 29. Brasilia Airport and Natal Airport had approximately 4.1 million and 0.6 million passengers in 3Q19, respectively.

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.9	3.2	-8.4%	8.4	9.0	-5.8%
International Passengers (in millions)	0.1	0.1	22.1%	0.4	0.4	6.2%
Transit Passengers (in millions)	1.6	2.0	-19.2%	5.1	5.7	-10.6%
Total Passengers (in millions)	4.7	5.3	-11.8%	13.9	15.0	-7.3%
Cargo Volume (in thousands of tons)	21.0	17.4	20.9%	68.4	47.1	45.0%
Total Aircraft Movements (in thousands)	40.9	47.1	-13.2%	119.3	138.3	-13.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	13.8	14.6	-5.2%	41.2	45.1	-8.7%
Non-aeronautical revenue	14.6	15.1	-3.5%	45.3	47.0	-3.5%
Commercial revenue	14.6	15.1	-3.5%	45.3	47.0	-3.5%
Total Revenue	28.4	29.7	-4.3%	86.5	92.1	-6.0%
Cost of Services	23.4	24.7	-5.0%	72.3	80.2	-9.8%
Selling, general and administrative expenses	3.4	3.0	12.3%	12.7	11.4	11.4%
Other expenses	0.2	0.1	268.9%	0.3	0.3	18.5%
Total Costs and Expenses	27.1	27.8	-2.8%	85.3	91.9	-7.2%
Adjusted Segment EBITDA	4.4	6.3	-29.2%	10.5	13.0	-18.8%
Adjusted Segment EBITDA Mg	15.6%	21.1%	-548	12.2%	14.1%	-191
Capex	1.0	2.6	-59.8%	3.0	5.8	-47.6%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil declined 11.8% YoY, mainly impacted by the cessation of operations by Avianca Brasil. Estimated figures are disclosed given delays in the submission of information for 1,623 flights out of a total of 40,914 flights, due to information systems transition by third parties. Domestic and transit traffic declined 8.4% and 19.2% respectively, offset by a 22.1% increase in international traffic, according to the new traffic count methodology applied by ANAC since June 2018. Based on the prior methodology, international traffic would have increased 40.5% YoY at Brasilia airport reflecting the routes to Miami, Orlando and Buenos Aires opened by Gol Airlines during 4Q18 and the new flight to Cancún opened in June 2019. In addition, during September Gol started additional domestic routes from Brasilia airport to São José do Rio Preto, Araguaína and Barreiras, in partnership with Passaredo, in line with its strategy to expand operations at Brasilia Airport. Importantly, LATAM Airlines started executing its international network expansion at Brasilia Airport, with the opening of the route to Santiago de Chile, Chile, during October 2019, and the route to Lima, Perú during November, while the route to Asunción, Paraguay is expected to start during December. Cargo volume was up 20.9%, while total aircraft movements declined 13.2% YoY.

Revenues in 3Q19 declined 4.3% YoY, or $1.3 million, reflecting lower passenger traffic.

•	Aeronautical revenue declined 5.2% YoY, or $0.8 million, due to lower overall passenger traffic and lower revenues from aircraft fees, partially offset by higher revenues from the 40.5% increase in international passengers.

•	Commercial revenue declined 3.5%, or $0.5 million, due to lower advertising, F&B and parking revenues, which more than offset an increase in VIP lounge revenues reflecting the new agreements with airlines and Bradesco entered into during 4Q18.

Cost of services declined 5.0% YoY, or $1.2 million, to $23.4 million, mainly reflecting lower concession fee charges resulting from a change in the passenger curve used to calculate the amortization of the intangible asset introduced in September 2018.

SG&A increased 12.3% YoY, or $0.4 million, reflecting more difficult comps as 3Q18 benefited from a bad debt recovery, coupled with increased services and fees.

Adjusted Segment EBITDA in Brazil declined 29.2% YoY, or $1.8 million, to $4.4 million in the quarter, mainly reflecting lower passenger traffic and commercial revenues. Adjusted EBITDA margin contracted 548 bps to 15.6% from 21.1% in the year-ago quarter.

Uruguay

Uruguay represented 6.4% of the Company’s consolidated 3Q19 revenues and 13.2% of its adjusted EBITDA, excluding IAS 29. CAAP operates two airports in Uruguay, General Cesáreo Berisso International Airport (“Carrasco Airport”) and Carlos A. Curbelo Airport (“Punta del Este Airport”). During 3Q19, our Uruguayan airports had approximately 0.5 million passengers.

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	15.0%	0.0	0.0	-26.5%
International Passengers (in millions)	0.5	0.5	-2.9%	1.7	1.7	-3.8%
Transit Passengers (in millions)	0.0	0.0	6.7%	0.0	0.0	-21.0%
Total Passengers (in millions)	0.5	0.5	-2.8%	1.7	1.7	-3.9%
Cargo Volume (in thousands of tons)	6.0	6.2	-1.8%	19.0	19.7	-3.6%
Total Aircraft Movements (in thousands)	6.3	7.1	-11.6%	22.1	25.2	-12.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.4	14.9	-3.7%	49.3	48.6	1.4%
Non-aeronautical revenue	13.6	12.5	8.5%	40.5	40.7	-0.4%
Commercial revenue	11.9	12.4	-3.8%	37.9	40.2	-5.5%
Construction service revenue	1.6	0.1	n.m.	2.5	0.5	439.3%
Other revenue	0.0	0.0	27.0%	0.0	0.0	10.2%
Total Revenue	28.0	27.4	1.9%	89.8	89.3	0.5%
Total Revenue Excluding IFRIC12(1)	26.3	27.3	-3.7%	87.3	88.8	-1.7%
Cost of Services	13.9	13.8	0.8%	43.0	42.6	0.8%
Selling, general and administrative expenses	3.0	3.0	-0.8%	10.6	10.6	-0.4%
Other expenses	0.1	0.1	-18.3%	0.2	0.2	-13.3%
Total Costs and Expenses	17.0	16.9	0.4%	53.8	53.5	0.5%
Total Costs and Expenses Excluding IFRIC12(1)	15.4	16.8	-8.4%	51.3	53.0	-3.2%
Adjusted Segment EBITDA	13.5	13.4	0.6%	44.4	44.6	-0.5%
Adjusted Segment EBITDA Mg	48.1%	48.8%	-63	49.4%	49.9%	-1.0%
Adjusted EBITDA Margin excluding IFRIC 12	51.0%	49.0%	199	50.8%	50.2%	1.2%
Capex	2.0	0.8	142.4%	8.2	2.5	229.9%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 2.8% YoY, mainly reflecting the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia. However, Avianca announced that it will restore this route next December, with four weekly flights. Traffic also reflects lower passenger traffic from Argentina due to weak macro conditions, which was partially offset by the addition of two more frequencies to Madrid, Spain, by Iberia, during July 2019.

Revenues in 3Q19 increased 1.9%, or $0.5 million, to $28.0 million, primarily due to an increase in construction service revenue reflecting higher capex in the period. Excluding construction service revenue, revenues declined 3.7% YoY, or $1.0 million, to $26.3 million.

•	Aeronautical revenue declined 3.7% YoY, or $0.5 million, reflecting a 2.8% decrease in passenger traffic and lower aircraft fees revenues. This was partially offset by an increase to the passenger fees implemented in August 2018.

•	Commercial revenue declined 3.8%, or $0.5 million, reflecting a 10.3%, or $0.3 million, decline in Duty Free revenues, related to lower passenger traffic and demand, and a decline in Parking revenues of 15.01%, or $0.1 million, due to lower demand, particularly by Argentine passengers, and the impact of the 12.8% average depreciation of the Uruguayan peso against the US dollar. This was partially offset by a 10.9%, or $0.1 million, increase in VIP lounge revenues, benefiting from new agreements signed in the prior quarter.

•	Construction service revenue increased $1.5 million reflecting higher capex in the period.

Cost of services were up 0.8% YoY, or $0.1 million, to $13.9 million, driven by a $1.6 million charge in construction service cost, due to higher capex. This was partially offset by a 21.2%, or $0.7 million, YoY decline in maintenance expenses, together with a 6.4%, or $0.3 million, decline in salaries and social security contributions, reflecting the impact of the new variable compensation policy recorded in 2Q19, while last year it was recorded in 3Q18.

SG&A remained relative stable at $3.0 million. Lower services and fees was offset by an increase in Advertising due to a marketing campaign.

Adjusted Segment EBITDA in Uruguay increased 0.6%, or $0.1 million, to $13.5 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 expanding 199 bps to 51.0% from 49.0% in the year-ago quarter.

During 3Q19 CAAP made capital expenditures for $2.0 million in Uruguay, primarily in relation with the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario) project related to the perimeter security system.

Key Events for the Quarter

Appeal Lodged Against the Judgement by the Regional Administrative Court of Tuscany with the Council of State

On July 25, 2019 Toscana Aeroporti S.p.A. announced that it lodged an appeal with the Council of State against judgement No.793 rendered by the Regional Administrative Court of Tuscany, Section I, on May 27, 2019, that overturned the favorable Environmental Impact Assessment (VIA) decree issued on December 28, 2017, for the project outlined in 2014-2029 Master Plan for Florence Airport.

Corporación América Airports Approves Contributions in Subsidiaries

On July 18, 2019, CAAP subscribed and paid for new issuance of shares by Inframérica Participacões S.A. (that in turn has subscribed and paid for new issuance of shares by Inframerica Concessionária do Aeroporto de Brasilia S.A.) in an amount of R$ 107.5 million, or $28.7 million. (Infraero also subscribed and paid for new issuance of shares by Inframerica Concessionária do Aeroporto de Brasilia S.A., pro-rata to its stake i.e. 49% or R$ 102.9 million). Proceeds were used to pay the annual payment of concession fee.

Aeropuertos Argentina 2000 S.A. announced shareholders meeting’s results

On July 25, 2019, the Company’s subsidiary Aeropuertos Argentina 2000 S.A. held a shareholders meeting which unanimously resolved the payment of cash dividends between the shareholders classes A, B, C and D, according to their holdings, for an amount of $50.0 million, or its equivalent in Argentine pesos (which at the date of the shareholders meeting amounted to AR$ 2,143.5 million). Additionally, shareholders approved the payment of dividends on the preferred shares for the amount of AR$ 118.3 million, payable in additional preferred shares. The value was calculated based on the value of the preferred shares, as adjusted by inflation, which amounted to AR$ 5,914.0 million. The Company noted it will file an administrative claim in order to adjust the economic-financial equation of the Concession Agreement, taking into account the higher value of the preferred shares.

Aeropuertos Argentina 2000 S.A. announced two credit facility agreements

On August 9, 2019, CAAP’s subsidiary Aeropuertos Argentina 2000 S.A. entered into two credit facilities for a total principal amount of $120 million dollars: (a) the “onshore” credit facility agreement for a principal amount of US$85.0 million, and (b) the “offshore” credit facility agreement for a principal amount of US$35.0 million. The term for the credit facility agreements is thirty-six months as from the borrowing date. The principal amount under the credit facility agreements shall be repaid in nine quarterly equal and regular installments, starting with a first payment twelve months from the borrowing date. Proceeds shall be applied to the construction of infrastructure works in the airports under the AA2000 concession.

Subsequent Events

AA2000 received resolutions 2016 and 2017 from the National Airports Regulatory Organization

On October 24, CAAP announced that the National Airports Regulatory Organization approved new maximum passenger use tariffs to be charged by AA2000 effective January 1, 2020 as a result of the 2017 economic equilibrium revision. The new tariff framework implies a 4% increase in international tariffs to 51 dollars from 49 dollars today, and a 164% increase in domestic tariffs to 195 pesos from 74 pesos today. CAAP also announced it has filed a judiciary claim against the National Airports Regulatory Organization requesting that: (i) the 2016 economic equilibrium revision is declared null, and (ii) the entity carries out again, in accordance with applicable legislation, the annual review procedure of our Argentine concession for 2016.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2018 closing rate for 2018 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.0%, 98.6% and 99.2% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q19, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

3Q19 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, November 22, 2019
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Raúl Francos, Chief Financial Officer
Ms. Gimena Albanesi, Head of Investor Relations
Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)
Webcast:	https://services.choruscall.com/links/caap191122.html
Replay:	Participants can access the replay through November 29, 2019 by dialing:
1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10136474.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 19 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2018 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
Argentina
Domestic Passengers (in millions)	7.8	7.0	10.3%	21.2	18.4	0.2
International Passengers (in millions)	3.2	3.2	0.9%	9.9	10.3	-3.7%
Transit passengers (in millions)	0.4	0.3	20.7%	1.1	1.0	16.0%
Total passengers (in millions)	11.4	10.5	7.8%	32.2	29.6	8.9%
Cargo volume (in thousands of tons)	53.5	52.4	2.1%	164.4	169.5	-3.0%
Aircraft movements (in thousands)	116.1	115.4	0.6%	338.1	334.8	1.0%
Italy
Domestic Passengers (in millions)	0.5	0.5	-3.7%	1.3	1.4	-2.7%
International Passengers (in millions)	2.2	2.2	-0.6%	5.1	5.1	0.5%
Transit passengers (in millions)	0.0	0.0	63.5%	0.0	0.0	72.3%
Total passengers (in millions)	2.7	2.7	-1.2%	6.4	6.4	-0.1%
Cargo volume (in thousands of tons)	3.1	2.7	13.8%	9.6	8.4	14.2%
Aircraft movements (in thousands)	24.9	24.7	0.7%	61.5	60.7	1.4%
Brazil
Domestic Passengers (in millions)	2.9	3.2	-8.4%	8.4	9.0	-5.8%
International Passengers (in millions)	0.1	0.1	22.1%	0.4	0.4	6.2%
Transit passengers (in millions)	1.6	2.0	-19.2%	5.1	5.7	-10.6%
Total passengers (in millions)	4.7	5.3	-11.8%	13.9	15.0	-7.3%
Cargo volume (in thousands of tons)	21.0	17.4	20.9%	68.4	47.1	45.0%
Aircraft movements (in thousands)	40.9	47.1	-13.2%	119.3	138.3	-13.7%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	15.0%	0.0	0.0	-26.5%
International Passengers (in millions)	0.5	0.5	-2.9%	1.7	1.7	-3.8%
Transit passengers (in millions)	0.0	0.0	6.7%	0.0	0.0	-21.0%
Total passengers (in millions)	0.5	0.5	-2.8%	1.7	1.7	-3.9%
Cargo volume (in thousands of tons)	6.0	6.2	-1.8%	19.0	19.7	-3.6%
Aircraft movements (in thousands)	6.3	7.1	-11.6%	22.1	25.2	-12.1%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	-9.0%	1.8	1.8	-2.8%
International Passengers (in millions)	0.5	0.5	1.1%	1.6	1.5	6.6%
Transit passengers (in millions)	0.0	0.0	15.3%	0.1	0.1	9.5%
Total passengers (in millions)	1.2	1.2	-4.0%	3.4	3.3	1.5%
Cargo volume (in thousands of tons)	8.2	9.8	-15.9%	29.4	30.3	-3.1%
Aircraft movements (in thousands)	20.0	20.8	-3.7%	61.0	58.8	3.6%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	1.1	0.9	16.6%	2.4	2.2	12.7%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	1.1	0.9	16.6%	2.4	2.2	12.7%
Cargo volume (in thousands of tons)	5.4	5.2	4.8%	13.7	13.0	5.7%
Aircraft movements (in thousands)	9.0	7.1	27.9%	20.4	18.0	13.3%
Peru(2)
Domestic Passengers (in millions)	1.0	1.0	4.9%	2.6	2.6	1.3%
International Passengers (in millions)	0.0	0.0	7474.1%	0.0	0.0	1245.0%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	1.0	1.0	5.5%	2.6	2.6	1.7%
Cargo volume (in thousands of tons)	1.4	1.2	13.2%	3.8	3.6	4.7%
Aircraft movements (in thousands)	8.4	8.8	-4.9%	22.9	24.3	-5.5%

(1)    ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

(2)    AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q19	3Q18	3Q19	3Q18	2Q19	2Q18	2Q19	2Q18	1Q19	1Q18	1Q19	1Q18
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	50.54	31.96	57.59	41.25	44.01	23.58	42.46	28.85	39.01	19.68	43.35	20.15
Euro	0.90	0.86	0.92	0.86	0.89	0.84	0.88	0.86	0.88	0.81	0.89	0.81
Brazilian Real	3.97	3.96	4.16	4.00	3.92	3.61	3.83	3.86	3.77	3.24	3.90	3.32
Uruguayan Peso	35.81	30.09	36.94	31.47	34.86	30.09	35.18	31.47	32.81	30.15	33.48	28.39

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	184.8	177.1	4.4%	-7.5	192.4	196.0	-1.9%
Passenger use fees	144.3	135.4	6.5%	-6.5	150.8	151.9	-0.7%
Aircraft fees	31.8	32.2	-1.1%	-1.0	32.8	34.7	-5.5%
Other	8.7	9.4	-8.0%	0.0	8.7	9.4	-8.0%

Commercial Revenue Breakdown (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Commercial revenue	123.3	124.7	-1.1%	-4.4	127.7	138.6	-7.9%
Warehouse use fees	34.9	39.8	-12.4%	-2.4	37.2	47.1	-20.9%
Duty free shops	12.4	13.7	-9.8%	-0.5	12.8	15.2	-15.8%
Rental of space (including hangars)	9.2	8.3	9.8%	-0.3	9.5	9.0	4.9%
Parking facilities	7.6	8.3	-8.8%	-0.3	7.9	9.2	-14.1%
Fuel	19.0	17.6	7.9%	-0.1	19.1	18.0	6.5%
Food and beverage services	5.6	6.0	-7.5%	0.0	5.6	6.4	-12.4%
Advertising	5.5	4.6	20.3%	-0.1	5.6	4.9	15.6%
Services and retail stores	4.2	4.2	0.7%	0.0	4.3	4.4	-1.8%
Catering	2.5	2.5	2.1%	-0.2	2.7	2.9	-7.6%
VIP lounges	7.8	6.0	28.7%	-0.1	7.9	6.4	22.6%
Walkway services	2.2	2.2	-0.4%	-0.1	2.3	2.6	-9.5%
Other	12.5	11.4	9.6%	-0.2	12.7	12.6	0.9%

Revenues by Segment (in US$ million)

Country	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Argentina	664.2	490.2	35.5%	-78.6	742.8	718.5	3.4%
Italy	108.5	120.4	-9.9%	-	108.5	120.4	-9.9%
Brazil	86.5	92.1	-6.0%	-	86.5	92.1	-6.0%
Uruguay	89.8	89.3	0.5%	-	89.8	89.3	0.5%
Armenia	99.9	87.3	14.4%	-	99.9	87.3	14.4%
Ecuador (1)	79.8	67.3	18.6%	-	79.8	67.3	18.6%
Unallocated	0.6	0.6	-1.0%	-	0.6	0.6	-1.0%
Total consolidated revenue (2)	1129.3	947.2	19.2%	-78.6	1207.9	1175.5	2.8%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	530.0	485.3	9.2%	-33.0	563.0	586.5	-4.0%
Non-aeronautical Revenue	599.2	461.9	29.7%	-45.6	644.8	589.0	9.5%
Commercial revenue	348.5	340.2	2.4%	-19.2	367.7	412.6	-10.9%
Construction service revenue (1)	249.0	118.2	110.6%	-26.4	275.4	172.9	59.3%
Other revenue	1.7	3.5	-51.1%	0.0	1.7	3.5	-51.1%
Total Consolidated Revenue	1129.2	947.2	19.2%	-78.6	1207.8	1175.5	2.7%
Total Revenue excluding Construction Service revenue (2)	880.3	829.0	6.2%	-52.2	932.4	1002.6	-7.0%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	9M19 ex IAS 29	IAS 29 9M19	9M18 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	530.0	485.3	9.2%	563.0	-33.0	586.5	-4.0%
Passenger use fees	414.2	373.0	11.1%	442.9	-28.7	457.7	-3.2%
Aircraft fees	90.9	89.5	1.6%	95.2	-4.3	104.3	-8.7%
Other	24.9	22.9	9.0%	24.9	0.0	24.4	2.3%

Commercial Revenue Breakdown (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Commercial revenue	348.5	340.2	2.4%	-19.2	367.7	412.6	-10.9%
Warehouse use fees	104.4	106.9	-2.3%	-10.4	114.8	143.4	-20.0%
Duty free shops	35.7	39.0	-8.4%	-2.0	37.7	30.9	22.0%
Rental of space (including hangars)	26.1	23.1	13.1%	-1.2	27.4	38.4	-28.7%
Parking facilities	20.8	23.9	-12.7%	-1.2	22.1	29.3	-24.6%
Fuel	45.8	40.7	12.6%	-0.5	46.3	45.1	2.8%
Food and beverage services	15.9	17.7	-10.5%	-0.3	16.2	20.1	-19.8%
Advertising	14.9	13.4	11.5%	-0.5	15.5	17.6	-12.2%
Services and retail stores	12.3	12.4	-1.2%	-0.2	12.5	15.1	-17.3%
Catering	7.6	7.5	1.5%	-0.7	8.3	7.6	9.7%
VIP lounges	21.8	16.8	30.1%	-0.3	22.1	17.9	23.6%
Walkway services	6.5	5.5	18.9%	-0.6	7.1	7.5	-5.2%
Other	36.5	33.3	9.7%	-1.3	37.8	39.7	-4.8%

Total Expenses Breakdown (in US$ million)
	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Cost of services	302.8	227.8	32.9%	-2.6	305.4	242.8	25.8%
Selling, general and administrative expenses	55.6	36.7	51.5%	-3.7	59.4	40.6	46.4%
Financial loss	113.2	114.2	-0.9%	-49.2	162.4	197.5	-17.8%
Inflation adjustment	6.3	10.0	-36.6%	6.3	0.1	0.9	-93.0%
Other expenses	0.8	0.8	-8.2%	0.0	0.7	1.0	-26.2%
Income tax expense	-17.4	0.8	-2271.6%	26.9	-44.3	-10.7	313.4%
Total expenses	461.3	390.3	18.2%	-22.3	483.6	472.0	2.5%

Cost of Services (in US$ million)
	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Cost of Services	302.8	227.8	32.9%	-2.6	305.4	242.8	25.8%
Salaries and social security contributions	45.8	43.1	6.5%	-1.7	47.5	47.2	0.8%
Concession fees	41.4	41.5	-0.2%	-1.8	43.3	46.4	-6.7%
Construction service cost	108.0	45.2	139.0%	-9.0	117.0	53.2	119.9%
Maintenance expenses	29.8	27.5	8.6%	-2.3	32.2	32.0	0.4%
Amortization and depreciation	36.1	32.7	10.2%	12.4	23.7	24.5	-3.6%
Services and fees	16.9	16.0	5.9%	0.2	16.7	17.0	-2.0%
Cost of fuel	13.9	12.5	11.5%	0.0	13.9	12.5	11.5%
Taxes	4.0	4.3	-6.6%	-0.1	4.1	4.5	-8.4%
Office expenses	4.0	2.0	96.8%	-0.3	4.3	2.5	69.7%
Provision for maintenance cost	0.3	1.0	-69.2%	0.0	0.3	1.0	-69.2%
Others	2.4	2.1	17.6%	0.0	2.4	2.0	21.6%

Selling, General and Administrative Expenses (in US$ million)

	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
SG&A	55.6	36.7	51.5%	-3.7	59.4	40.6	46.4%
Taxes	9.5	10.0	-4.7%	-0.7	10.2	12.0	-14.7%
Salaries and social security contributions	7.1	7.1	-1.1%	-0.2	7.3	7.8	-6.4%
Services and fees	9.8	10.0	-1.8%	-0.1	9.9	10.3	-3.8%
Office expenses	0.8	2.4	-65.4%	-0.1	0.9	2.9	-68.0%
Amortization and depreciation	2.2	2.2	1.1%	0.2	2.0	2.1	-4.9%
Maintenance expenses	0.5	0.7	-30.1%	0.0	0.5	0.8	-37.0%
Advertising	1.1	0.7	52.5%	-0.1	1.2	0.9	29.3%
Insurances	0.4	0.4	1.3%	0.0	0.4	0.4	0.2%
Charter services	0.2	0.2	0.0%	0.0	0.2	0.2	0.0%
Bad debts recovery	-0.2	-2.6	-93.6%	0.0	-0.2	-2.6	-93.6%
Bad debts	22.2	3.4	553.4%	-2.8	25.0	3.7	577.7%
Others	2.0	2.2	-10.9%	0.0	2.0	2.2	-11.0%

Expenses by Segment (in US$ million)

Country	3Q19 as reported	3Q18 as reported	% Var as reported	IAS 29 3Q19	3Q19 ex IAS 29	3Q18 ex IAS 29	% Var ex IAS 29
Argentina	225.5	138.1	63.3%	-6.3	231.8	157.1	47.5%
Italy	30.6	33.8	-9.3%	-	30.6	33.8	-9.3%
Brazil	27.1	27.7	-2.5%	-	27.1	27.8	-2.8%
Uruguay	17.0	16.9	0.4%	-	17.0	16.9	0.4%
Armenia	27.2	24.4	11.7%	-	27.2	24.4	11.7%
Ecuador	25.0	17.7	41.2%	-	25.0	17.7	41.2%
Unallocated	6.7	6.6	1.5%	-	6.7	6.6	1.5%
Total consolidated expenses (1) (2)	359.1	265.3	35.4%	-6.3	365.5	284.3	28.5%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Cost of Services	809.0	630.1	28.4%	-16.9	825.9	747.4	10.5%
Salaries and social security contributions	137.1	127.7	7.3%	-7.1	144.2	150.3	-4.1%
Concession fees	118.7	115.8	2.6%	-7.9	126.7	141.4	-10.4%
Construction service cost	247.4	116.9	111.7%	-26.4	273.8	171.5	59.7%
Maintenance expenses	86.1	80.0	7.6%	-7.0	93.1	104.0	-10.5%
Amortization and depreciation	107.7	92.3	16.8%	34.9	72.9	74.4	-2.0%
Other	112.0	97.5	14.9%	-3.3	115.3	105.7	9.1%
Cost of Services Excluding Construction Service cost	561.6	513.2	9.4%	9.5	552.1	575.9	-4.1%
Selling, general and administrative expenses	127.3	108.1	17.8%	-7.2	134.5	127.4	5.6%
Other expenses	1.6	1.7	-6.6%	0.0	1.6	2.0	-19.6%
Total Costs and Expenses	937.9	739.9	26.8%	-24.1	962.0	876.9	9.7%
Total Costs and Expenses Excluding Construction Service cost	690.5	623.0	10.8%	2.3	688.3	705.4	-2.4%

Total Expenses Breakdown (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Cost of services	809.0	630.1	28.4%	-16.9	825.9	747.4	10.5%
Selling, general and administrative expenses	127.3	108.1	17.8%	-7.2	134.5	127.4	5.6%
Financial loss	192.8	310.8	-37.9%	-119.2	312.0	482.1	-35.3%
Inflation adjustment	19.9	21.4	-7.2%	20.0	-0.1	0.9	-109.6%
Other expenses	1.6	1.7	-6.6%	0.0	1.6	2.0	-19.6%
Income tax expense	-10.2	-5.7	81.0%	36.4	-46.7	8.0	-680.1%
Total expenses	1140.4	1066.4	6.9%	-86.9	1227.3	1367.9	-10.3%

Cost of Services (in US$ million)
	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Cost of Services	809.0	630.1	28.4%	-16.9	825.9	747.4	10.5%
Salaries and social security contributions	137.1	127.7	7.3%	-7.1	144.2	150.3	-4.1%
Concession fees	118.7	115.8	2.6%	-7.9	126.7	141.4	-10.4%
Construction service cost	247.4	116.9	111.7%	-26.4	273.8	171.5	59.7%
Maintenance expenses	86.1	80.0	7.6%	-7.0	93.1	104.0	-10.5%
Amortization and depreciation	107.7	92.3	16.8%	34.9	72.9	74.4	-2.0%
Services and fees	47.8	40.6	17.8%	-1.7	49.5	45.2	9.6%
Cost of fuel	32.0	27.7	15.3%	0.0	32.0	27.8	14.9%
Taxes	12.5	12.6	-0.9%	-0.3	12.8	13.3	-4.1%
Office expenses	10.2	7.5	35.6%	-1.2	11.4	10.0	13.6%
Provision for maintenance cost	1.4	1.8	-21.8%	0.0	1.4	2.1	-32.8%
Others	8.1	7.2	13.1%	-0.1	8.2	7.3	13.0%

Selling, General and Administrative Expenses (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
SG&A	127.3	108.1	17.8%	-7.2	134.5	126.0	6.8%
Taxes	27.8	28.3	-1.8%	-3.0	30.9	38.8	-20.4%
Salaries and social security contributions	21.2	21.9	-3.2%	-1.0	22.1	25.4	-13.1%
Services and fees	27.8	29.1	-4.5%	-0.3	28.1	30.0	-6.5%
Office expenses	3.3	5.9	-44.3%	-0.3	3.6	8.0	-54.9%
Amortization and depreciation	7.4	6.4	15.4%	0.8	6.6	6.2	5.8%
Maintenance expenses	1.2	1.9	-36.8%	0.0	1.2	2.2	-46.5%
Advertising	1.7	2.1	-16.4%	-0.1	1.9	2.2	-16.1%
	0.0	0.0	-	0.0	0.0	0.0	-100.0%
Insurances	1.3	1.6	-20.3%	0.0	1.3	1.6	-20.1%
Charter services	0.6	0.6	0.0%	0.0	0.6	0.6	0.0%
Bad debts recovery	-0.6	-2.6	-78.5%	0.0	-0.6	-2.2	-74.0%
Bad debts	28.6	5.0	474.0%	-3.3	31.9	5.0	537.3%
Others	6.9	7.9	-12.5%	0.0	6.9	7.9	-12.5%

Expenses by Segment (in US$ million)
Country	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Argentina	560.7	366.9	52.8%	-24.1	584.8	503.8	16.1%
Italy	86.6	96.1	-9.9%	-	86.6	96.1	-9.9%
Brazil	85.3	91.8	-7.1%	-	85.3	91.8	-7.1%
Uruguay	53.8	53.5	0.5%	-	53.8	53.5	0.5%
Armenia	70.6	58.9	19.7%	-	70.6	58.9	19.7%
Ecuador	61.8	50.0	23.5%	-	61.8	50.0	23.5%
Unallocated	19.3	22.6	-14.8%	-	19.3	22.6	-14.8%
Total consolidated expenses (1) (2)	937.9	739.9	26.8%	-24.1	962.1	876.8	9.7%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Argentina	176.1	173.5	1.5%	-20.1	196.2	251.0	-21.8%
Italy	31.2	33.1	-5.8%	-	31.2	33.1	-5.8%
Brazil	10.5	13.1	-19.4%	-	10.5	13.1	-19.4%
Uruguay	44.4	44.6	-0.5%	-	44.4	44.6	-0.5%
Armenia	39.4	37.5	5.1%	-	39.4	37.5	5.1%
Ecuador	19.4	20.1	-3.7%	-	19.4	20.1	-3.7%
Unallocated	-3.0	-4.5	-32.4%	-	-3.0	-4.5	-32.4%
Perú	-0.9	-0.1	1097.3%	-	-0.9	-0.1	1097.3%
Total segment EBITDA	317.1	317.3	-0.1%	-20.1	337.1	394.8	-14.6%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	32.5	-50.8	-164.0%	-9.9	42.4	-42.5	-199.7%
Financial Income	-33.1	-57.2	-42.1%	16.9	-50.0	-107.1	-53.3%
Financial Loss	192.8	310.8	-37.9%	-119.2	312.0	482.2	-35.3%
Inflation adjustment	19.9	21.4	-7.2%	20.0	-0.1	0.9	-109.6%
Income Tax Expense	-10.2	-5.7	81.0%	36.4	-46.7	-19.3	142.2%
Amortization and Depreciation	115.1	98.7	16.7%	35.7	79.4	80.7	-1.5%
Adjusted EBITDA	317.1	317.3	-0.1%	-20.1	337.1	394.8	-14.6%
Adjusted EBITDA Margin	28.1%	33.5%	-542	0.0%	27.9%	33.6%	-568
Adjusted EBITDA excluding Construction Service	315.4	315.9	-0.1%	-20.1	335.5	393.4	-14.7%
Adjusted EBITDA Margin excluding Construction Service	35.8%	38.1%	-227	0.0%	36.0%	39.2%	-322

	9M19 as reported	9M18 as reported	% Var as reported	IAS 29 9M19	9M19 ex IAS 29	9M18 ex IAS 29	% Var ex IAS 29
Financial Income	33.1	57.2	-42.1%	-16.9	50.0	107.1	-53.3%
Interest income	22.2	15.7	41.0%	-2.7	24.9	20.0	24.4%
Foreign exchange income	7.3	39.1	-81.3%	-14.1	21.5	84.5	-74.6%
Other	3.6	2.3	54.3%	0.0	3.6	2.6	36.6%
Financial Loss	-192.8	-310.8	-37.9%	119.2	-312.0	-482.1	-35.3%
Interest Expenses	-66.9	-68.7	-2.7%	3.0	-69.8	-67.1	4.1%
Foreign exchange transaction expenses	-60.6	-163.7	-63.0%	116.2	-176.8	-336.5	-47.5%
Leases financial cost	-0.4	0.0	-	0.0	-0.4	0.0	-
Changes in liability for concessions	-62.6	-69.0	-9.3%	0.0	-62.6	-69.0	-9.3%
Other expenses	-2.4	-9.3	-74.6%	0.0	-2.4	-9.5	-75.2%
Inflation adjustment	-19.9	-21.4	-7.2%	-20.0	0.1	-0.9	-109.6%
Inflation adjustment	-19.9	-21.4	-7.2%	-20.0	0.1	-0.9	-109.6%
Financial Results, Net	-179.6	-275.1	-34.7%	82.3	-261.9	-375.9	-30.3%

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	81.3%
Neuquén	Argentina	74.1%
Bahía Blanca	Argentina	81.1%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brasil	51.0%
ICASGA (Natal Airport)	Brasil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
Argentina
Total Revenue	244.7	182.6	34.0%	664.2	490.2	35.5%
Total Revenue Excluding IFRIC12(1)	149.5	143.8	4.0%	440.9	388.1	13.6%
Operating Income	22.9	48.0	-52.4%	114.3	132.9	-14.0%
Adjusted Segment EBITDA	43.6	64.6	-32.5%	176.1	173.5	1.5%
Adjusted Segment EBITDA Mg	17.8%	35.4%	-1757	26.5%	35.4%	-887
Adjusted EBITDA Margin excluding IFRIC 12(1)	29.1%	44.9%	-1579	39.9%	44.7%	-476
Italy
Total Revenue	42.6	46.7	-8.7%	108.5	120.4	-9.9%
Total Revenue Excluding IFRIC12(1)	41.2	42.3	-2.5%	103.1	109.3	-5.6%
Operating Income	12.0	12.9	-7.1%	21.9	24.3	-9.6%
Adjusted Segment EBITDA	15.1	15.8	-4.5%	31.2	33.1	-5.8%
Adjusted Segment EBITDA Mg	35.4%	33.9%	155	28.8%	27.5%	124
Adjusted EBITDA Margin excluding IFRIC 12(1)	36.5%	36.7%	-22	29.2%	29.3%	-13
Brazil
Total Revenue	28.4	29.7	-4.3%	86.5	92.1	-6.0%
Operating Income	1.5	2.7	-45.1%	1.6	1.0	63.5%
Adjusted segment EBITDA	4.4	6.3	-29.2%	10.5	13.0	-18.8%
Adjusted Segment EBITDA Mg	15.6%	21.1%	-548	12.2%	14.1%	-191
Uruguay
Total Revenue	28.0	27.4	1.9%	89.8	89.3	0.5%
Total Revenue Excluding IFRIC12(1)	26.3	27.3	-3.7%	87.3	88.8	-1.7%
Operating Income	10.4	10.5	-1.0%	34.3	34.1	0.5%
Adjusted Segment EBITDA	13.5	13.4	0.6%	44.4	44.6	-0.5%
Adjusted Segment EBITDA Mg	48.1%	48.8%	-63	49.4%	49.9%	-50
Adjusted EBITDA Margin excluding IFRIC 12(1)	51.0%	49.0%	199	50.8%	50.2%	59

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
Ecuador
Total Revenue	31.3	23.7	31.6%	79.8	67.3	18.6%
Total Revenue Excluding IFRIC12(1)	24.0	23.7	1.1%	71.2	67.3	5.8%
Operating Income	5.5	6.0	-8.6%	15.9	15.3	4.1%
Adjusted Segment EBITDA	6.7	6.4	4.3%	19.4	20.1	-3.7%
Adjusted Segment EBITDA Mg	21.4%	27.1%	-562	24.3%	29.9%	-562
Adjusted EBITDA Margin excluding IFRIC 12(1)	27.9%	27.1%	85	27.2%	29.9%	-269
Armenia
Total Revenue	41.9	37.6	11.5%	99.9	87.3	14.4%
Total Revenue Excluding IFRIC12(1)	39.2	35.3	11.0%	90.6	82.8	9.4%
Operating Income	14.7	13.2	11.1%	29.4	28.5	3.2%
Adjusted Segment EBITDA	18.2	16.2	12.4%	39.4	37.5	5.1%
Adjusted Segment EBITDA Mg	43.5%	43.2%	32	39.4%	42.9%	-347
Adjusted EBITDA Margin excluding IFRIC 12(1)	46.4%	45.8%	56	43.1%	45.1%	-191
Unallocated
Total revenue	0.2	0.2	-17.7%	0.6	0.6	-1.0%
Operating income	-5.2	-6.4	-18.2%	-14.7	-18.1	-18.8%
Adjusted segment EBITDA	-1.5	-0.7	101.4%	-3.0	-4.5	-32.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.
Argentina
Aeroparque (1)	2,926	2,903	1%	54	405	-87%	233	224	4%	3,213	3,532	-9%	364	478	-24%	28,314	33,201	-15%
Bariloche	648	564	15%	32	26	22%	1	1	47%	681	591	15%	47	119	-61%	4,964	4,874	2%
Catamarca	16	17	-6%	0	0	-100%	0	1	-96%	16	18	-9%	6	33	-83%	478	561	-15%
C. Rivadavia	161	188	-14%	0	0	-	2	1	143%	162	188	-14%	259	293	-12%	2,412	2,640	-9%
Córdoba	670	592	13%	165	217	-24%	48	46	6%	884	854	3%	684	466	47%	7,856	8,532	-8%
El Palomar (2)	456	233	96%	63	0	n.m.	0	0	-	518	233	122%	0	0	-	3,373	1,935	74%
Esquel	15	13	18%	0	0	-	0	0	-19%	15	13	17%	0	0	-	228	205	11%
Ezeiza (1)	230	155	48%	2,737	2,313	18%	78	39	97%	3,046	2,508	21%	50,498	49,045	3%	21,888	19,199	14%
Formosa	30	33	-10%	0	0	-100%	0	0	-	30	33	-10%	37	47	-20%	596	552	8%
General Pico	1	1	-44%	0	0	-	0	0	-	1	1	-43%	0	0	-	998	1,434	-30%
Iguazú	413	318	30%	1	0	2583%	4	0	50788%	418	318	31%	0	0	-	3,340	2,709	23%
Jujuy	104	101	4%	0	0	444%	2	4	-63%	106	105	1%	30	28	7%	1,250	1,268	-1%
La Rioja	17	19	-9%	0	0	-100%	0	1	-100%	17	19	-12%	25	36	-32%	435	558	-22%
Malargüe	0	1	-32%	0	0	-33%	0	0	-100%	0	1	-32%	0	0	-	104	105	-1%
Mar del Plata	75	99	-24%	0	0	-56%	4	3	27%	79	102	-23%	25	37	-34%	1,716	2,044	-16%
Mendoza	465	374	24%	112	152	-26%	5	5	-14%	581	531	9%	156	366	-57%	5,685	5,502	3%
Paraná	17	17	0%	0	0	457%	0	0	-82%	17	17	0%	0	0	-	682	604	13%
Posadas	88	86	2%	0	0	-2%	0	0	-100%	88	87	2%	88	87	2%	1,180	1,126	5%
Pto Madryn	22	28	-23%	0	0	-	0	0	-68%	22	29	-23%	0	0	-	227	195	16%
Reconquista	1	4	-83%	0	0	-33%	0	0	200%	1	4	-83%	0	0	-	916	796	15%
Resistencia	77	85	-10%	0	0	-71%	10	1	1763%	87	86	1%	107	129	-17%	1,122	1,126	0%
Río Cuarto	11	10	4%	0	0	-	0	0	-100%	11	10	3%	8	15	-46%	215	220	-2%
Río Gallegos	63	61	3%	0	0	66%	2	1	78%	65	63	4%	118	130	-9%	826	800	3%
Río Grande	37	37	0%	0	0	-67%	0	0	14100%	38	37	1%	86	51	67%	650	643	1%
Salta	389	311	25%	14	17	-17%	13	3	422%	417	330	26%	284	332	-14%	3,801	3,015	26%
San Fernando	3	6	-47%	2	2	11%	0	0	-	5	8	-32%	0	0	-	11,140	9,274	20%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.
San Juan	51	49	3%	0	0	-100%	0	0	-100%	51	49	3%	0	0	-	524	618	-15%
San Luis	19	24	-22%	0	0	-	0	0	-	19	24	-22%	48	66	-26%	294	416	-29%
San Rafael	16	15	10%	0	0	-	0	0	-	16	15	10%	1	0	-	988	1,167	-15%
Santa Rosa	13	13	2%	0	0	-	0	0	-76%	13	13	1%	1	2	-48%	642	736	-13%
Santiago del Estero	39	43	-10%	0	0	-	0	0	-	39	43	-10%	37	50	-25%	712	754	-6%
Tucumán	256	234	10%	12	29	-58%	4	9	-57%	272	272	0%	278	268	4%	2,516	2,656	-5%
Viedma	11	10	8%	0	0	-	0	0	-	11	10	8%	0	0	-	179	272	-34%
Villa Mercedes	0	0	193%	0	0	-	0	0	-100%	0	0	189%	0	0	-	718	294	144%
Termas de Río Hondo	5	8	-41%	0	0	-	0	0	-	5	8	-41%	3	1	158%	278	500	-44%
Bahía Blanca	82	106	-23%	0	0	-	6	7	-9%	88	113	-22%	82	88	-6%	1,184	1,497	-21%
Neuquén	329	273	20%	8	9	-12%	5	0	1155%	342	283	21%	261	256	2%	3,706	3,392	9%
Total Argentina	7,756	7,031	10%	3,201	3,171	1%	417	345	21%	11,373	10,547	8%	53,535	52,423	2%	116,137	115,420	1%

Italy
Pisa	381	400	-5%	1,417	1,455	-3%	3	2	63%	1,801	1,857	-3%	3,024	2,625	15%	14,298	14,578	-2%
Florence	102	102	0%	750	726	3%	0	0	-	851	827	3%	34	63	-46%	10,620	10,155	5%
Total Italy	483	501	-4%	2,167	2,181	-1%	3	2	63%	2,653	2,684	-1%	3,058	2,688	14%	24,918	24,733	1%

Brazil
Brasilia	2,366	2,585	-8%	122	98	24%	1,640	2,030	-19%	4,128	4,713	-12%	18,322	14,087	30%	36,441	42,335	-14%
Natal	545	592	-8%	21	19	12%	0	0	-	566	611	-7%	2,661	3,267	-19%	4,473	4,813	-7%
Total Brazil	2,911	3,177	-8%	143	117	22%	1,640	2,030	-19%	4,693	5,324	-12%	20,982	17,354	21%	40,914	47,148	-13%

Uruguay
Carrasco	0	0	39%	500	517	-3%	5	5	7%	505	522	-3%	6,048	6,159	-2%	5,440	6,290	-14%
Punta del Este	0	0	-56%	17	15	12%	0	0	-	17	16	12%	0	0	-	834	808	3%
Total Uruguay	0	0	15%	517	533	-3%	5	5	7%	523	538	-3%	6,048	6,159	-2%	6,274	7,098	-12%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.	3Q'19	3Q'18	% Var.
Ecuador
Guayaquil	444	487	-9%	549	543	1%	23	20	15%	1,016	1,050	-3%	7,077	8,510	-17%	18,521	19,274	-4%
Galápagos	136	150	-10%	0	0	-	0	0	-	136	150	-10%	1,133	1,249	-9%	1,497	1,504	0%
Total Ecuador	579	637	-9%	549	543	1%	23	20	15%	1,152	1,200	-4%	8,210	9,759	-16%	20,018	20,778	-4%

Armenia
Zvartnots	0	0	-	1,060	895	19%	0	0	-	1,060	895	19%	5,403	5,153	5%	8,782	6,788	29%
Shirak	0	0	-	44	52	-16%	0	0	-	44	52	-16%	0	0	-	267	285	-6%
Total Armenia	0	0	-	1,104	946	17%	0	0	-	1,104	946	17%	5,403	5,153	5%	9,049	7,073	28%

Perú
Arequipa	571	554	3%	6	0	35606%	0	0	-	577	554	4%	695	563	24%	4,526	4,508	0%
Juliaca	125	137	-9%	0	0	-71%	0	0	-	125	137	-9%	216	245	-12%	1,002	1,219	-18%
Puerto Maldonado	95	97	-2%	0	0	-100%	0	0	-	95	97	-2%	176	178	-1%	835	931	-10%
Tacna	135	109	24%	0	0	133%	0	0	-	135	109	24%	274	222	24%	1,099	1,233	-11%
Ayacucho	80	61	31%	0	0	-	0	0	-	80	61	31%	48	37	31%	940	946	-1%
Total Perú	1,005	958	5%	6	0	7474%	0	0	-	1,011	958	6%	1,409	1,244	13%	8,402	8,837	-5%
Total CAAP	12,733	12,304	3%	7,687	7,490	3%	2,088	2,402	-13%	22,509	22,197	1%	98,646	94,781	4%	225,712	231,087	-2%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flight to and from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019.
2)	El Palomar commenced operations in February 2018

Income Statement (in US$ thousands)

	3Q19	3Q18	% Var.	9M19	9M18	% Var.
Continuing operations
Revenue	417,095	347,961	19.9%	1,129,238	947,238	19.2%
Cost of services	(302,753)	(227,762)	32.9%	(809,013)	(630,067)	28.4%
Gross profit	114,342	120,199	-4.9%	320,225	317,171	1.0%
Selling, general and administrative expenses	(55,635)	(36,718)	51.5%	(127,273)	(108,078)	17.8%
Other operating income	3,814	4,369	-12.7%	11,461	10,547	8.7%
Other operating expense	(759)	(827)	-8.2%	(1,624)	(1,739)	-6.6%
Operating income	61,762	87,023	-29.0%	202,789	217,901	-6.9%
Share of (loss) / income in associates	(159)	596	-126.7%	(863)	676	-227.7%
Income before financial results and income tax	61,603	87,619	-29.7%	201,926	218,577	-7.6%
Financial income	8,108	15,778	-48.6%	33,092	57,158	-42.1%
Financial loss	(113,199)	(114,236)	-0.9%	(192,833)	(310,766)	-37.9%
Inflation adjustment	(6,340)	(10,000)	-36.6%	(19,903)	(21,446)	-7.2%
(Loss) / Income before income tax expense	(49,828)	(20,839)	139.1%	22,282	(56,477)	-139.5%
Income tax	17,373	(800)	-2271.6%	10,241	5,658	81.0%
(Loss) / Income for the period	(32,455)	(21,639)	50.0%	32,523	(50,819)	-164.0%
Attributable to:
Owners of the parent	(24,566)	(15,177)	61.9%	42,833	(26,699)	-260.4%
Non-controlling interest	(7,889)	(6,462)	22.1%	(10,310)	(24,120)	-57.3%

Balance Sheet (in US$ thousands)

	Sept 30, 2019	Dec 31, 2018	Sep 30, 2018
ASSETS
Non-current assets
Intangible assets, net	2,885,079	2,933,542	2,682,203
Property, plant and equipment, net	73,942	74,299	73,262
Right-of-use asset	8,579	-	-
Investments in associates	12,898	10,886	17,976
Other financial assets at fair value through profit or loss	3,207	3,372	-
Other financial assets at amortized cost	2,455	2,339	2,300
Deferred tax assets	142,497	153,486	134,902
Other receivables	118,339	133,193	112,411
Trade receivables	1,319	1,419	3,555
Total Non-current assets	3,248,315	3,312,536	3,026,609
Current assets
Inventories	9,002	9,769	9,974
Other financial assets at fair value through profit or loss	31,950	38,007	25,512
Other financial assets at amortized cost	10,327	42,972	32,708
Other receivables	95,621	66,531	65,622
Current tax assets	11,875	13,701	17,402
Derivative financial instruments	308	-	-
Trade receivables	115,199	116,897	116,084
Cash and cash equivalents	257,612	244,865	267,854
Total Current assets	531,894	532,742	535,156
Total assets	3,780,209	3,845,278	3,561,765
EQUITY
Share capital	160,022	160,022	160,022
Share premium	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883
Currency translation adjustment	(417,914)	(378,803)	(430,628)
Legal reserves	176	176	176
Other reserves	(1,324,951)	(1,324,731)	(1,324,856)
Retained earnings	436,989	394,156	320,246
Total attributable to owners of the parent	771,746	768,244	642,384
Non-controlling interests	422,571	454,453	404,109
Total equity	1,194,317	1,222,697	1,046,493
LIABILITIES
Non-current liabilities
Borrowings	1,051,587	1,027,751	1,045,786
Deferred tax liabilities	206,940	271,175	220,914
Other liabilities	798,896	871,596	825,964
Non-current tax liabilities	-	-	32
Lease liabilities	5,769	-	-
Trade payables	949	1,508	1,989
Total Non-current liabilities	2,064,141	2,172,030	2,094,685
Current liabilities
Borrowings	158,580	98,907	106,779
Derivative financial instruments
Other liabilities	227,310	225,448	210,931
Lease liabilities	3,765	-	-
Current tax liabilities	4,932	11,555	12,930
Trade payables	127,164	114,641	89,947
Total Current liabilities	521,751	450,551	420,587
Total liabilities	2,585,892	2,622,581	2,515,272
Total equity and liabilities	3,780,209	3,845,278	3,561,765

Statement of Cash Flow (in US$ thousands)

	Sept 30, 2019	Sept 30, 2018
Cash flows from operating activities
Income for the period	32,523	(50,819)
Adjustments for:
Amortization and depreciation	130,067	118,700
Deferred income tax	(46,698)	(32,733)
Income tax accrued	36,457	27,075
Share of income / (loss) in associates	863	(676)
Loss on disposals of property, plant and equipment	7	311
Unpaid concession fees	40,035	37,446
Low value and short term lease payments	(2,142)	-
Changes in liability for Brazil concessions	62,623	69,042
Interest expense	66,860	68,704
Other financial results, net	(22,909)	(14,998)
Net foreign exchange	53,276	124,600
Leases financial cost	383	-
Other accruals	19,752	3,195
Inflation adjustment	30,170	19,629
Acquisition of Intangible assets	(250,557)	(123,175)
Income tax paid	(36,233)	(33,931)
Changes in working capital	(163,973)	(88,737)
Net cash (used in) / provided by operating activities	(49,496)	123,633
Cash flows from investing activities
Cash contribution in associates	(3,052)	(2,981)
Acquisition of other financial assets	(24,275)	(41,150)
Disposals of other financial assets	62,178	25,773
Purchase of Property, plant and equipment	(10,191)	(7,245)
Acquisition of Intangible assets	(620)	(250)
Loans with related parties	3,832	136
Proceeds from sale of Property, plant and Equipment	-	49
"Piana di Castello" land advance	-	(3,583)
Other	(388)	(465)
Net cash provided by investing activities	27,484	(29,716)
Cash flows from financing activities		-
Proceeds from cash contributions	27,506	43,703
Additional acquisitions in subsidiaries	-	(40,731)
Disposal of subsidiaries	-	56,638
Proceeds from borrowings	165,762	194,575
Initial Public Offering	-	195,601
Initial Public Offering expenses paid	-	(5,495)
Release of guarantee deposits	-	92,913
Leases payments	(3,540)	-
Loans paid	(53,931)	(483,845)
Interest paid	(51,887)	(44,648)
Dividends paid	(11,376)	(14,794)
Net cash (used in) / provided by financing activities	72,534	(6,083)

(Decrease) / Increase in cash and cash equivalents	50,522	87,834

Movements in cash and cash equivalents
At the beginning of the period	244,865	221,601
Exchange rate (loss) / income and inflation adjustment on cash and cash equivalents	(37,775)	(41,581)
Increase in cash and cash equivalents	50,522	87,834
At the end of the period	257,612	267,854